[QPC LETTERHEAD]

July 3, 2008

VIA EDGAR AND OVERNIGHT DELIVERY
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Tom Jones, Esq.

Re:	QPC LASERS, INC.
Registration Statement on Form S-1
Registration No. 333-151870

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the “Securities Act”), QPC LASERS, INC. (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-151870). The Company has determined not to proceed with the registration of its common stock to be issued upon exercise of warrants at this time. No shares of the Company’s common stock have been issued pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would appreciate if you would please provide Hillel Cohn of Morrison & Foerster LLP, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available. The facsimile number is (213) 892-5454.

Should you have any questions regarding this matter, please contact Hillel Cohn at (213) 852-5251. Thank you for your assistance.

Sincerely,

/s/ George M. Lintz

QPC LASERS, INC.
George M. Lintz
Chief Financial Officer